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                              July 10, 2023

       Kevin Nazemi
       Chief Executive Officer
       Digital Transformation Opportunities Corp.
       10250 Constellation Blvd, Suite 23126
       Los Angeles, CA 90067

                                                        Re: Digital
Transformation Opportunities Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 29, 2023
                                                            File No. 333-271482

       Dear Kevin Nazemi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2023 letter.

       Amendment No. 2 to Form S-1 filed June 29, 2023

       Barclays, the underwriter in our IPO, was to be compensated in part on a deferred basis..., page
       148

   1. We note your revised disclosure on page 107 in response to prior comment 6, which we re-issue in part.
Please revise the risk factor disclosure to discuss the impact of Barclay's fee waiver on
stockholders' evaluation of the business combination. We refer to your disclosure on page 148
that stockholders should not place any reliance on the participation of Barclays in DTOC's
IPO in respect of the business combination.
 Kevin Nazemi
FirstName  LastNameKevin  Nazemi Corp.
Digital Transformation Opportunities
Comapany
July       NameDigital Transformation Opportunities Corp.
     10, 2023
July 10,
Page  2 2023 Page 2
FirstName LastName
       You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      David Hernand, Esq.